700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, NY 10577

Attn:         Cynthia A. Nastanski, Senior Vice President, Corporate Law & Deputy Corporate Secretary

Tel: 914-253-3271

May 18, 2016

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                            PepsiCo, Inc.

Form 10-K for Fiscal Year Ended December 26, 2015

Filed February 11, 2016

File No. 1-01183

Dear Ms. Blye:

On behalf of PepsiCo, Inc., I hereby submit our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 22, 2016.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response.  In this response, references to “PepsiCo” mean PepsiCo, Inc., our divisions, our subsidiaries and affiliates that we control and which are included in our consolidated financial statements.

General

1.              You stated in your letter to the staff dated October 8, 2013, that one of your subsidiaries sold beverage concentrate and food products into Sudan and Syria.  You indicate on page 4 of the 10-K that you make, market, distribute and sell products in a region including the Middle East and North Africa, areas that include Syria and Sudan.  We note also that Araak Group, an entity operating in Sudan, identifies Pepsi on its website as one of its brands and states that it bottles Pepsi in Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K

Ms. Cecilia Blye

May 18, 2016

does not include disclosure about operations in Sudan or Syria.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated October 8, 2013, whether through subsidiaries, affiliates, distributors, bottlers, partners, joint ventures or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

PepsiCo has limited business connections in Sudan and Syria, each of which we believe to be in full compliance with U.S. laws.  While we have no equity investments in these countries, certain of our products are distributed in these countries by independent third parties.  In each case, these arrangements comply with U.S. laws, including, where required, licenses issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury under the Trade Sanctions Reform and Export Enhancement Act of 2000.

PepsiCo does not work with the governments of Sudan or Syria, or with entities controlled by these governments, other than as necessary to preserve our trademarks (including through local legal counsel).

Sudan

A PepsiCo subsidiary sells beverage concentrate to Araak Food Industries Company Limited (“Araak”), a Sudanese company, and Araak produces and sells in Sudan certain beverage brands owned by PepsiCo.  Araak is not affiliated with or controlled by PepsiCo, and PepsiCo does not have any equity interest in Araak.

A PepsiCo subsidiary sells finished snack products to a third-party distributor, Trans Africa, in Sudan.  Trans Africa is not affiliated with or controlled by PepsiCo, and PepsiCo does not have any equity interest in Trans Africa.

A PepsiCo subsidiary has a 48% ownership interest in International Dairy & Juice Ltd. (“IDJ”), an entity organized outside of Sudan.  The remaining 52% ownership interest in IDJ is held by Almarai Company and Almarai Investment Holding WLL, which are organized outside of Sudan and are not affiliated with or controlled by PepsiCo.  PepsiCo accounts for its interest in IDJ under the equity method of accounting.  IDJ and its subsidiaries, which are organized outside of Sudan, have sold certain products to entities in Sudan that are not affiliated with PepsiCo, and these entities sell these products in Sudan.  To our knowledge, IDJ and its subsidiaries do not have physical assets or employees in Sudan.

In addition to the arrangements described above, we understand certain third-party distributors of our products outside of Sudan sell our products, without our involvement, through other distributors in Sudan.  Our arrangements with these third-party distributors do not specifically permit or prohibit these sales.

PepsiCo has no physical assets or employees in Sudan.

Syria

A PepsiCo subsidiary sells beverage concentrate to Joud Co. (“Joud”), a Syrian company, and Joud produces and sells in Syria certain beverage brands owned by PepsiCo.  In addition, a PepsiCo

Ms. Cecilia Blye

May 18, 2016

subsidiary sells finished snack products to Joud and Joud sells these snack products in Syria.  Joud is not affiliated with or controlled by PepsiCo, and PepsiCo does not have any equity interest in Joud.

In addition to the matters described above with respect to Sudan, IDJ and its subsidiaries, which are organized outside of Syria, have sold certain products to entities in Syria that are not affiliated with PepsiCo, and these entities sell these products in Syria.  To our knowledge, IDJ and its subsidiaries do not have physical assets or employees in Syria.

In addition to the arrangements described above, we understand certain third-party distributors of our products outside of Syria sell our products, without our involvement, through other distributors in Syria.  Our arrangements with these third-party distributors do not specifically permit or prohibit these sales.

PepsiCo has no physical assets or employees in Syria.

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted in our response to question 1 above, PepsiCo has limited business connections in Sudan and Syria.  We do not believe that our contacts with Sudan and Syria constitute a material investment risk for our security holders, whether analyzed on a quantitative or a qualitative basis.

Rule 83 Confidential Treatment Request by PepsiCo, Inc. Request #1

From a quantitative standpoint, aggregate net revenues by PepsiCo and by the unconsolidated IDJ entity described above to Sudan and Syria were approximately [**] in 2015, 2014 and 2013, respectively, and approximately [**] for the first quarter of 20161, which for each period represented 0.03% or less of PepsiCo’s total net revenues.  Total assets, consisting primarily of receivables, associated with these countries were approximately [**] at the end of 2015, 2014 and 2013, respectively, and approximately [**] at the end of the first quarter of 2016, which for each period represented 0.003% or less of PepsiCo’s total assets.  Total liabilities associated with these countries were approximately [**] at the end of 2015, 2014 and 2013, respectively, and [**] at the end of the first quarter of 2016, which for each period represented 0.004% or less of PepsiCo’s total liabilities.

1 For the first quarter of 2016, PepsiCo’s results include the United States and Canada, which are reported on a twelve-week basis, and our international operations, the majority of which are reported on a monthly calendar basis and reflect results for the months of January and February (including results from Sudan and Syria).

Ms. Cecilia Blye

May 18, 2016

PepsiCo, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Cynthia A. Nastanski, Senior Vice President, Corporate Law & Deputy Corporate Secretary, PepsiCo, Inc., 700 Anderson Hill Road, Purchase, NY 10577, telephone 914-253-3271, before it permits any disclosure of the bracketed information contained in Request #1.

From a qualitative standpoint, we believe that it is important to recognize that we sell food, snacks and beverage items.  In addition, we believe that our activities conform to all applicable laws and licensing regimes, including, where necessary, licenses issued by the U.S. Department of the Treasury under the Trade Sanctions Reform and Export Enhancement Act of 2000, and it is PepsiCo’s policy to abide by the laws and regulations around the world that apply to our business.  We value our investors and are sensitive to potential concerns among some investors regarding operations in Sudan and Syria, including the potential impact of activities upon our reputation and the value of our securities, and we will continue to monitor activities in these countries and investor sentiment, as we do on a routine basis.  The U.S. regulatory regime permits the sale of food, snacks and beverages in Sudan and Syria, subject, in some cases, to licensing requirements.  We believe that a reasonable investor would understand the difference between the sale of food, snack and beverage products which is permitted and the sale of equipment or arms that could be used to support terrorism or repression.  Given the de minimis amount of net revenues, assets and liabilities into Sudan and Syria relative to PepsiCo’s total consolidated net revenues, assets and liabilities, our limited business connections in these countries, and the nature of the products sold in these countries, we do not believe that these business connections have or should have a material adverse impact on PepsiCo’s reputation or decisions with respect to an investment in PepsiCo’s securities.

* * *

Ms. Cecilia Blye

May 18, 2016

PepsiCo hereby acknowledges that: (i) PepsiCo is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (914) 253-3030.

Sincerely,

/s/ Tony West
Tony West
Executive Vice President, Government Affairs, General Counsel & Corporate Secretary

cc:        Indra K. Nooyi, Chairman and Chief Executive Officer, PepsiCo, Inc.

Hugh Johnston, Vice Chairman, Executive Vice President and Chief Financial Officer, PepsiCo, Inc.

Marie T. Gallagher, Senior Vice President and Controller, PepsiCo, Inc.

Cynthia A. Nastanski, Senior Vice President, Corporate Law & Deputy Corporate Secretary, PepsiCo, Inc.

John Reynolds, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission

Daniel Leslie, Staff Attorney, Division of Corporation Finance, United States Securities and Exchange Commission

Office of Freedom of Information and Privacy Act Operations

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 2736

Washington, D.C. 20549